

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

14th December 2004

SOPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


04054080

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a notification dated 14th December 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

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SEC MAIL PROCESSING
RECEIVED
DEC 27 2004
WASH. D.C.
202
SECTION

Regulatory Announcement

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Directorate Change
Released	09:19 14-Dec-04
Number	3659G

JARDINE STRATEGIC HOLDINGS LIMITED (the "Company")

Please be advised that Mr Norman Lyle will be retiring from the Board of Directors of the Company with effect from 31st March 2005.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

14th December 2004

www.jardines.com

END

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